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News Release	No. 19-396
July 15, 2019

Anglo American Platinum and Platinum Group Metals Ltd. Launch
New Venture to Develop Next Generation Battery Technology

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group", "PTM" or the "Company") reports that Anglo American Platinum Limited ("Anglo American Platinum") and Platinum Group have launched a new venture, Lion Battery Technologies Inc. ("Lion"), to accelerate the development of next-generation battery technology using platinum and palladium. The possibility of creating additional demand for platinum and palladium in the battery technology space is an exciting development and of strategic importance to both parties.

The new venture, Lion, has entered into an agreement with Florida International University to further advance a research programme that uses platinum and palladium to unlock the potential of Lithium Air and Lithium Sulfur battery chemistries to increase their discharge capacities and cyclability.

Under the agreement with Florida International University, Lion will have exclusive rights to all intellectual property developed and will lead all commercialisation efforts. Lion is also currently reviewing several additional and complementary opportunities focused on developing next-generation battery technology using platinum and palladium. Thanks to considerably higher energy density, Lithium Oxygen and Lithium Sulfur batteries can perform better, by orders of magnitude, than the best-in-class Lithium-ion batteries currently on the market or under development. This new generation of lightweight, powerful batteries has the potential to grow to scale on the back of the attractiveness of battery electric vehicles (BEVs) and the use of lithium batteries in other applications beyond mobility.

Benny Oeyen, Executive Head of Market Development at Anglo American Platinum, commented: "This exciting early-stage technology aligns with our broader strategy to bring new technologies to market that will help us secure future demand for the platinum group metals we mine and pave the way to a more sustainable energy future. Our commitment to market development is underscored by our relationship with AP Ventures, of which we are a cornerstone investor and who is a potential investor in this technology as it matures."

R. Michael Jones, CEO of Platinum Group Metals Ltd, commented: "Developing new applications for platinum group metals is key to ensuring long-term sustainable demand, demand which will be important to the future success of our large-scale Waterberg palladium and platinum mining project in South Africa."

PLATINUM GROUP METALS LTD.	…2

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground palladium and platinum deposit located in South Africa. Platinum Group is listed on the NYSE American Exchange (PLG:NYSE.A) and the Toronto Stock Exchange (PTM:TSX). Waterberg was discovered by Platinum Group and is being jointly developed with Implats, the Japan Oil Gas and Metals National Corporation (JOGMEC) and Hanwa Co. Ltd. Waterberg has the potential to be a large-scale, low-cost producer of palladium, platinum, rhodium and gold.

About Anglo American Platinum Limited

Anglo American Platinum Limited is a member of the Anglo American plc Group and is the world’s leading primary producer of platinum group metals. The company is listed on the Johannesburg Securities Exchange (JSE). Its mining, smelting and refining operations are based in South Africa. Elsewhere in the world, the Group owns Unki Platinum Mine in Zimbabwe. Anglo American Platinum has a number of joint ventures with several historically disadvantaged South African consortia as part of its commitment to the transformation of the mining industry. Anglo American Platinum is committed to the highest standards of safety and continues to make meaningful and sustainable difference in the development of the communities around its operations.

On behalf of the Board of
Platinum Group Metals Ltd.

R. Michael Jones
President, CEO and Director

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward- looking statement, whether as a result of new information, future events or results or otherwise.